Exhibit 8.1

LIST OF SUBSIDIARIES OF GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S.A. DE C.V.

State of Other Jurisdiction of
Company Name	Incorporation or Organization
TFM, S.A. de C.V.	Mexico

LIST OF SUBSIDIARIES OF TFM, S.A. DE C.V.

State of Other Jurisdiction of
Company Name	Incorporation or Organization
Mexrail, Inc.	Delaware

Texas Mexican Railway Company	Texas

Arrendadora TFM, S.A. de C.V.	Mexico